UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

ECOLAB INC.

(Exact name of registrant as specified in its charter)

Delaware	1-9328	41-0231510
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

370 Wabasha Street North, Saint Paul, Minnesota	55102
(Address of principal executive offices)	(Zip Code)

James J. Seifert, Esq, Executive Vice President, General Counsel and Secretary 1-800-232-6522
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒             Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Except where the context otherwise requires, references in this Form SD to “Ecolab,” “Company,” “we” and “our” are to Ecolab Inc. and its subsidiaries, collectively.

As used herein, and consistent with the Conflict Minerals Rule (as defined below), “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold and wolframite, and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Our Conflict Minerals Policy

Ecolab supports the efforts of human rights organizations to end violence and atrocities in Central Africa (the Democratic Republic of the Congo (“DRC”) and nine adjoining countries: Republic of Congo, Central Africa Republic, South Sudan, Zambia, Angola, Tanzania, Burundi, Rwanda and Uganda). We also take seriously our compliance obligations under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”).  To these ends, we have adopted and communicated to our suppliers and the public a company policy regarding Conflict Minerals (the “Conflict Minerals Policy”) for our supply chain. Among other things, the Conflict Minerals Policy contains our expectations that our suppliers:

1.                                      Supply materials to Ecolab that are “DRC Conflict-Free”. For purposes of the Conflict Minerals Policy, products are “DRC Conflict-Free” if (a) they do not contain tantalum, tin, tungsten or gold (3TG) as elements necessary to their production or functionality, or (b) if products supplied to Ecolab do contain these minerals, the minerals originated outside the DRC, came from scrap or recycled sources, or were supplied from smelters that have been validated by an independent private sector party to be conflict-free.

2.                                      Adopt policies and management systems with respect to Conflict Minerals and require their suppliers to adopt similar policies and systems.

3.                                      Establish their own due diligence program to ensure conflict-free supply chains.

4.                                      Respond to survey requests in a timely manner, and with full disclosure, following the specific instructions provided.

The Conflict Minerals Policy indicates that, in the event Ecolab determines that a supplier’s efforts to comply with the Policy have been deficient and the supplier fails to cooperate in developing and implementing reasonable remedial steps, Ecolab reserves the right to take appropriate actions up to and including discontinuing purchases from the supplier.

Applicability of the Conflict Minerals Rule to Our Company

We are the global leader in water, hygiene and energy technologies and services that protect people and vital resources.  We deliver comprehensive programs and services to promote safe food, maintain clean environments, optimize water and energy use and improve operational efficiencies for customers in the food, energy, healthcare, industrial and hospitality markets in more than 170 countries.  Our cleaning and sanitizing programs and products, pest elimination services, and equipment maintenance and repair services support customers in the foodservice, food and beverage processing, hospitality, healthcare, government and education, retail, textile care and commercial facilities management sectors.  Our chemicals and technologies are also used in water treatment, pollution control, energy conservation, oil production and refining, steelmaking, papermaking, mining and other industrial processes.

We are subject to the Conflict Minerals Rule because some of the products that we manufacture or contract to manufacture, in particular certain components of our control and dispensing equipment and healthcare product offerings, contain Conflict Minerals that are necessary to the functionality or production of the products.  Not all of our products contain Conflict Minerals.  In addition, the Conflict Minerals content in our products accounts for only a small percentage of the total materials content.

We do not directly source Conflict Minerals from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants.  We therefore have limited influence over these upstream participants.  Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain, and due to competitive factors, we often have significant difficulty identifying participants upstream from our direct suppliers.  However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy.

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is publicly available at http:// www.ecolab.com/investor.  The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this report or the Conflict Minerals Report.

However, none of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country.  The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02 — Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ECOLAB INC.
(Registrant)

By:	/s/ James J. Seifert	June 2, 2014
Name: James J. Seifert
Title: Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description	Method Of Filing

1.02	Conflict Minerals Report	Filed herewith electronically.